

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Richard Wright
Chief Executive Officer
The Alkaline Water Company Inc.
8541 E Anderson Drive, Suite 100/101
Scottsdale, Arizona 85255

> **Re: The Alkaline Water Company Inc.**
> **Registration Statement on Form S-3**
> **Filed September 17, 2021**
> **File No. 333-259625**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed September 17, 2021

General

1. We note that your Form 8-Ks filed on March 25, 2021 and April 6, 2021 do not appear to have been timely filed, given they relate to events that occurred on March 18, 2021 and March 30, 2021, respectively. Accordingly, it does not appear that you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. Please explain why you believe you are eligible to file on Form S-3, or amend your registration statement to file on an appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Lamparski at 202-551-4695 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virgil Hlus